UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 November 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

14 November 2017

Diageo launches and prices 0.000% 3 year and 0.500% long 6 year fixed rate Euro denominated bonds

Diageo, the world's leading premium drinks business, has launched and priced €1.275 billion fixed rate Euro denominated bonds under its European Debt Issuance Programme.  The issuer of the bonds will be Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.  The issue consists of €775 million bonds due November 2020 with a coupon of 0.000% and €500 million bonds due June 2024 with a coupon of 0.500%. Proceeds from this issuance will be used for general corporate purposes.

Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London branch, HSBC Bank plc, Nomura International plc and NatWest Markets are joint book-running managers.

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this announcement nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final prospectus published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

This announcement is for information purposes only and is directed only at persons in member states of the European Economic Area who are qualified investors as defined in Article (2)(1)(e) ("qualified investors") of Directive 2003/71/EC.

ENDS

For further information

Investor relations:	Rohit Vats	+1 203 229 4243
investor.relations@diageo.com

Media relations:	Bianca Agius Jessica Rouleau	+44 (0) 208 978 1450 +44 (0) 208 978 1286
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.
ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 14 November 2017	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary